Exhibit 17.1

Lawrence Perlman
818 WEST 46TH STREET — SUITE 201
MINNEAPOLIS, MINNESOTA 55419-4841
612/824-5259

Date:	September 20, 2006

To:	Arbitron Board of Directors

Alan Aldworth Shellye Archambeau Philip Guarascio Larry Kittelberger Steve Morris Luis Nogales Richard Post

cc:	Kathie Ross Tim Smith

As you may remember, in connection with previous succession planning discussions, I indicated that I would retire from the Arbitron Board in the spring of 2008. I have decided to move my retirement date from the Board forward to the spring of 2007 and, accordingly, I will not be on the proxy for the 2007 annual meeting as a candidate for the Board. I have decided to cut back on my commitments to spend more time with my family and to pursue personal interests and I am in the process of withdrawing in an orderly way from the various boards upon which I sit. This decision as to Arbitron is a particularly difficult one for me, because I have had a long association with the organization and have a deep respect for Steve and the other members of Arbitron’s management. I also find it difficult to leave this Board of Directors which would grace any company; however, one cannot weigh the interests of an organization and an individual on the same scale and I need to take this step.

I will continue to be involved with Arbitron Board matters until I retire in the spring of 2007 and look forward to working with all of you over the next several months. While Arbitron faces challenging times (it always has), I am confident that it has the skill and strength to move forward in a way that benefits all of its constituencies.

I have previously informed Steve and Phil, in his capacity as Chair of the Nominating Committee, of my decision.

/s/ Larry